Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Gerdau” or “Company”) hereby informs its shareholders and the market in general that, on January 17, 2024, it entered into definitive binding agreements to divest the totality of its 49.85% equity interest of the joint venture Gerdau Diaco S.A. (and subsidiaries), and its 50.00% equity interest of the joint venture Gerdau Metaldom Corp. (and subsidiaries), joint ventures operating in the markets of Colombia, Dominican Republic, Panama and Costa Rica (“Transaction”). The acquirer of the equity interests being divested is INICIA Group, Gerdau’s current partner in the above-mentioned joint ventures.

The assets held by joint ventures comprise industrial facilities dedicated to long steel production with capacities of 360 thousand tonnes of meltshop and 1,250 thousand tonnes of rolling mill. During the past 6 years, the average combined EBITDA of both operations totaled US$ 134 million, with Gerdau’s share corresponding to approximately 50% of this number. These facilities were part of the Company’s South America Business Division and were accounted for using the equity method.

The Transaction value has a US$ 325 million base price. The Company estimates that the Transaction will close within the first half of 2024, subject to the satisfaction of conditions precedent customary in operations of this nature, particularly the approval by the Colombian antitrust authority.

The Company reinforces that the Transaction is aligned with its capital allocation strategy, by emphasizing the growth and competitiveness of assets with greater potential for generating long-term value. The resources arising from the Transaction will be utilized to execute the Company’s Strategic CAPEX program.

São Paulo, January 17, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer